SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
_____________________________

FORM 11-K/A

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 1999

OR

[ ]	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________ to ___________

Commission file number: 0-10967
________________________________

A.	Full title of the plan and the address of the plan if different from that of the issuer named below
FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN ________________________________

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Midwest Bancorp, Inc.
300 Park Boulevard
Suite 405, P.O. Box 459
Itasca, Illinois 60143-0459

The undersigned registrant hereby amends Note 1 to the financial statements of its Annual Report on Form 11-K for the year ended December 31, 1999 to correct the description of "Contributions and Benefit Payments" and "Participant Loans" .

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

FORM 11-K/A

Years Ended December 31, 1999 and 1999

Note 1 to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 1999 and 1998
(1) Description of the Plan

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is provided for general information purposes. The Plan document provides more complete information about the Plan.

Background

First Midwest Bancorp, Inc. ("Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria.

Contributions and Benefit Payments

The Company's contribution to the Plan during 1999 and 1998 included a matching contribution of 2% of eligible participant compensation and a discretionary contribution of up to an additional 6% of eligible participant compensation. Company discretionary contributions are based upon performance of all subsidiaries and the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions and participants become vested in Company discretionary contributions over a period of seven years.

Contributions by participants of up to 10% of eligible compensation are allowed on a tax deferred basis under the provisions of Internal Revenue Code (the Code) section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company contributions and Company discretionary contributions to any of the investment options offered by the Plan.

Company contributions are reduced by any forfeitures during the year.
Investment of Plan Assets

A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Trust Company, N.A., (Trustee), a subsidiary of the Company and a party-in-interest.
Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0-60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Date: August 16, 2000

By:	/s/ DONALD J. SWISTOWICZ

Donald J. Swistowicz
Member, Plan Committee and Principal Financial
And Accounting Officer of First Midwest Bancorp, Inc.